                                                                   EXHIBIT 12.01

     The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.


                                                       Three Months Ended
                                                          December 31,                       Year Ended September 30,
                                                      --------------------   -----------------------------------------------------
                                                        2002        2001       2002       2001        2000       1999       1998
                                                      --------    --------   --------   --------    --------   --------   --------
                                                                                    (Dollars in Thousands)
Net income                                            $ (1,254)   $    484   $  4,397   $ (2,491)   $  4,082   $  2,815   $  2,524
Add: Interest                                            3,150       2,513     10,563      9,287       6,886      5,856      4,778
Interest credited to policyholders                       6,455       4,477     19,629     16,737      11,908     10,646      6,954
Taxes (benefit) on income                                 (652)        140      2,014     (2,605)      1,462        530        544
                                                      --------    --------   --------   --------    --------   --------   --------
Adjusted earnings                                     $  7,699    $  7,614   $ 36,603   $ 20,928    $ 24,339   $ 19,847   $ 14,800
                                                      ========    ========   ========   ========    ========   ========   ========
Preferred stock dividend requirements                      630         662      2,687      2,550       2,025        838        499
Ratio factor of income after provision for income
  taxes to income before provision for income taxes       1.00        0.78       0.68       1.00        0.73       0.84       0.82
                                                      --------    --------   --------   --------    --------   --------   --------
Preferred stock dividend factor on pretax basis            630         853      3,918      2,550       2,751        996        606
Fixed charges Interest                                   3,150       2,513     10,563      9,287       6,886      5,856      4,778
Interest credited to policyholders                       6,455       4,477     19,629     16,737      11,908     10,646      6,954
Capitalized interest                                        46          --        129         --          --         --         --
                                                      --------    --------   --------   --------    --------   --------   --------
Fixed charges and preferred stock dividends           $ 10,281       7,843   $ 34,239     28,574      21,545     17,498     12,339
                                                      ========    ========   ========   ========    ========   ========   ========
Ratio of adjusted earnings to fixed charges
  and preferred stock dividends                              *           *       1.07          *        1.13       1.13       1.20




*Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $2.6 million and $0.2 million for the three months ended December 31, 2002 and 2001, respectively, and $7.6 million for the year ended September 30, 2001.